Lone Star Gold, Inc.
6565 Americas Parkway NE, Suite 200
Alburquerque, NM 87110

September 23, 2013

VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Lone Star Gold, Inc. Registration Statement on Form S-1 Filed July 16, 2013 File No. 333-189977

Dear Mr. Reynolds:

We hereby submit the responses of Lone Star Gold, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 8, 2013, to Mr. Daniel Ferris of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on July 16, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.
We note that you are registering the resale of 30,000,000 common shares. Your Summary disclosure indicates you have 100,804,663 shares outstanding, of which 31,000,000 are held by affiliates. Therefore, it appears that KVM Capital Partners, LLC is offering approximately 43% of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered.

RESPONSE:	In response to the Staff’s comment, we have reduced the number of shares being registered to 26,100,000 to comply with Rule 415.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Bridge Note, page 20

2.
We note the disclosure on page 20 under Bridge Note that Deer Valley transferred a 2% Secured Note to KVM Capital Partners, LLC on June 26, 2013. Please disclose the balance owed and clarify whether you have the ability to repay the indebtedness in cash when due without recourse to monies to be received under the investment agreement. In addition, please disclose whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement.

RESPONSE:
The amount of the note that was assigned and assumed by KVM will be relieved by the repayment of the debt by the 3,750,000 shares used as collateral.  Accordingly, there is no outstanding balance under the note and no additional shares need to be issued to satisfy the note.

Plan of Distribution, page 39

3.
Article 11.13 requires you to engage, and pay for, a registered broker-dealer to act as placement agent at the election of KVM Capital. Please revise the disclosure here and elsewhere to reflect the material terms of this arrangement and to confirm, if true, that you have not entered into an agreement, or had discussions with, any placement agents. In revising your disclosure, please address

•	The investor’s ability to require you to engage a placement agent;
•	Who is responsible for selecting the placement agent;
•	The terms under which you are or may be required to engage, and compensate, the placement agent;
•	Whether, and if so, how, the requirement to engage a placement agent at the investor’s discretion impacts your unilateral discretion to put shares, including the timing of any put; and,
•	The fact that the proceeds available to you under the KVM Investment Agreement may be significantly lower than $5 million due to placement agent fees.

RESPONSE:
Pursuant to Articles 11.13 of the Investment Agreement, if so required, the Company shall pay for fees connected to a placement agent.  The Company has not entered into any agreement, has not had discussions with any placement agents, and there is no intent to engage a placement agent in connection with this registration statement.  Additionally, the Investor does not have any right to require the Company to engage a placement agent.  Rather, the Company is responsible for selecting a placement agent and negotiating the terms of any agreement.  Additionally, the Company’s decision to engage a placement agent does not have any impact on the investor’s discretion.  If a put notice is delivered, the investor is obligated to deliver the funds, regardless of whether a placement agent is involved.

4.	Please revise your disclosure to indicate, if true, that the Investment Agreement is not transferrable or assignable.

RESPONSE:	On page 39, we have revised our disclosure to indicate that the KVM Investment agreement is not transferrable or assignable.

Exhibits

5.
We note your prospectus includes an audit report from Seale and Beers, CPAs addressing the period from inception through December 31, 2009 and that the LBB & Associates Ltd, LLP audit report refers to those audited financial statements. Please provide a consent from Seale and Beers, CPAs in accordance with Item 601(b)(23) of Regulation S-K. In addition, we note that the consent from LBB & Associates Ltd, LLP is listed in the exhibit index but has not been filed. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, we have included Seale and Beers, CPAs auditor consent letter to the S-1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (608) 275-0400.

Sincerely,

Lone Star Gold, Inc.

By: /s/Daniel M. Ferris
Name: Daniel M. Ferris
Title: President, Chief Executive Officer, and Director